Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170173

O’DONNELL STRATEGIC INDUSTRIAL REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 11, 2012

TO THE PROSPECTUS DATED MAY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of O’Donnell Strategic Industrial REIT, Inc., or the Company, dated May 15, 2012, or the prospectus, and Supplement No. 1, dated May 16, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the initial public offering of shares of common stock of the Company; and

(2)	an update regarding our potential property acquisitions.

Status of Our Public Offering

We commenced our initial public offering of 110,526,316 shares of common stock on August 15, 2011. Of these shares, we are offering 100,000,000 shares in a primary offering and 10,526,316 shares pursuant to our distribution reinvestment plan. As of June 11, 2012, we had accepted investors’ subscriptions for and issued no shares of our common stock in the offering. Pursuant to the terms of the offering, we are required to deposit all subscription proceeds in escrow until we receive subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Tennessee. As of June 11, 2012, we had 110,526,316 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until August 15, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by August 15, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Prior Potential Real Property Investments

Our prospectus described potential real property investments consisting of (i) a 27,560 square foot build-to-suit industrial warehouse located in Scott, Louisiana; and (ii) a 31,551 build-to-suit industrial warehouse located in Northborough, Massachusetts. These properties are no longer under consideration for purchase. In addition, as a result of the termination of the purchase and sale agreements for these prior potential real property investments, we have no further obligations under the two promissory notes described in our prospectus, each in the principal amount of $100,100, payable to JDO Family Limited Partnership, an affiliate of O’Donnell Strategic Industrial Advisors, LLC, our external advisor.